As filed with the Securities and Exchange Commission on May 20, 2011

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

HOME INNS & HOTELS MANAGEMENT INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares, Par Value $0.005 each, of Home Inns & Hotels Management Inc.	58,000,000 American Depositary Shares	$5.00	$2,900,000	$336.69

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Deposit Agreement dated as of October 31, 2006, among Home Inns & Hotels Management Inc., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Home Inns & Hotels Management Inc. and The Bank of New York dated October 31, 2006 relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 20, 2011.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value US$0.005 each, of Home Inns & Hotels Management Inc.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, HOME INNS & HOTELS MANAGEMENT INC. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the People’s Republic of China on May 20, 2011.

HOME INNS & HOTELS MANAGEMENT INC.

By: /s/ David Jian Sun

Name: David Jian Sun

Title:   Director and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints David Jian Sun and Huiping Yang, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 20, 2011.

Signature	Title(s)

/s/ David Jian Sun	Chief Executive Officer, Director
Name: David Jian Sun	(principal executive officer)

/s/ Huiping Yan	Chief Financial Officer
Name: Huiping Yan	(principal financial and accounting officer)

/s/ Neil Nanpeng Shen	Co-Chairman of the Board of Directors
Name: Neil Nanpeng Shen

/s/ Yunxin Mei	Co-Chairman of the Board of Directors
Name: Yunxin Mei

/s/ Min Bao	Director
Name: Min Bao

/s/ James Jianzhang Liang	Director
Name: James Jianzhang Liang

/s/ Kenneth Gaw	Director
Name: Kenneth Gaw

/s/ Terry Yongmin Hu	Director
Name: Terry Yongmin Hu

/s/ Arthur M. Wang	Director
Name: Arthur M. Wang

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Home Inns & Hotels Management Inc., has signed this registration statement in New York, New York on May 20, 2011.

Authorized U.S. Representative

By:

/s/ Kate Ledyard

Name:

Kate Ledyard, on behalf of Law Debenture Corporate Services Inc.
Title:      Manager

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Deposit Agreement dated as of October 31, 2006, among Home Inns & Hotels Management Inc., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

2

Letter agreement among Home Inns & Hotels Management Inc.and The Bank of New York Mellon dated October 31, 2006 relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5

Certification under Rule 466.